

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Lee Chong Chow
Chief Executive Officer
Phoenix Plus Corp.
2-3 & 2-5 Bedford Business Park, Jalan 3/137B
Batu 5, Jalan Kelang Lama
58200 Kuala Lumpur, Malaysia

   Re: Phoenix Plus Corp.
     Form 10-K for the fiscal year ended July 31, 2023
     Form 10-K/A for the fiscal year ended July 31, 2023
     File No. 333-233778

Dear Lee Chong Chow:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction